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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                          ----------------------------
                                 SCHEDULE 13G
                                 (Rule 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
               PURSUANT TO RULES 13d-1(b) AND (c) AND AMENDMENTS
                       THERETO FILED PURSUANT TO 13d-2(b)
                          (Amendment No.____________) 1/


                            Group Long Distance, Inc.
             ------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
             ------------------------------------------------------
                         (Title of Class of Securities)


                                   399801 10 8
             ------------------------------------------------------
                                 (CUSIP Number)


                          ----------------------------


1/ The remaineder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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


CUSIP No.399801 10 8                13G                       Page 2 of 6 Pages

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(1)    NAME OF REPORTING PERSONS

            Gerald M. Dunne, Jr.

       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


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(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  | |
                                                             (b)  | |
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(3)    SEC USE ONLY


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(4)    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
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                          (5)    SOLE VOTING POWER
                                 354,182 shares of Common Stock
                          ------------------------------------------------------
    NUMBER OF SHARES      (6)    SHARED VOTING POWER
   BENEFICIALLY OWNED
         BY EACH          ------------------------------------------------------
    REPORTING PERSON      (7)    SOLE DISPOSITIVE POWER
           WITH                  354,182 shares of Common Stock
                          ------------------------------------------------------
                          (8)    SHARED DISPOSITIVE POWER

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(9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       354,182 shares of Common Stock
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(10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             | |

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(11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       9.9% of shares of Common Stock
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(12)   TYPE OF REPORTING PERSON*

       IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT.

ITEM 1(a).        Name of Issuer:

                  Gerald M. Dunne, Jr.

ITEM 1(b).        Address of Issuer's Principal Executive Offices:

                  1451 West Cypress Creek Road, Suite 200
                  Fort Lauderdale, Florida 33309


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CUSIP No.399801 10 8                13G                       Page 3 of 6 Pages


ITEM 2(a).        Name of Person Filing:

                  Gerald M. Dunne, Jr.

ITEM 2(b).        Address of Principal Business Office: or, if None, Residence:

                  1451 West Cypress Creek Road, Suite 200
                  Fort Lauderdale, Florida 33309

ITEM 2(c).        Citizenship:

                  United States

ITEM 2(d).        Title of Class of Securities:

                  Common Stock, no par value per share (the "Common Stock").

ITEM 2(e).        CUSIP Number:

                  399801 10 8

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

            (a) | | Broker or Dealer registered under Section 15 of the Act,

            (b) | | Bank as defined in Section 3(a)(6) of the Act,

            (c) | | Insurance Company as defined in Section 3(a)(19) of the
                    Act,

            (d) | | Investment Company registered under Section 8 of the
                    Investment Company Act,

            (e) | | Investment Adviser registered under Section 203 of the
                    Investment Advisers Act of 1940,

            (f) | | Employee Benefit Plan, Pension Fund which is subject to
                    the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

            (g) | | Parent Holding Company, in accordance with
                    13d-1(b)(ii)(G); see Item 7,

            (h) | | Group, in accordance with 13d-1(b)(1)(ii)(H)

ITEM 4.     Ownership.

            If the percent of the class owned, as of December 31 of the year covered by the statement, or of the last day of any month described in Rule 13-1(b)(2), if aplicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

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CUSIP No.399801 10 8                13G                       Page 4 of 6 Pages



            (a)  Amount Beneficially Owned:

                 As of December 31, 1997, Mr. Dunne beneficially owned 354,182 shares of Common Stock, which includes 125,000 shares of Common Stock issuable upon exercise of options held by Mr. Dunne expiring in January 2002.

            (b)  Percent of Class:

                 As of December 31, 1997, Mr. Dunne was the beneficial owner of an aggregate of 354,182 shares of Common Stock, which constituted approximately 9.9% of the 3,462,354 shares of Common Stock outstanding as of August 25, 1997 (as reported in the Company's Notice of Annual Meeting to Shareholders and Proxy Statement, dated September 8, 1997, SEC File No. 001-12827).

            (c)  Number of shares as to which such person has:

                 (i)   Sole power to vote or direct the vote:

                       354,182 shares of Common Stock. See Item 4(a) above.

                 (ii)  Shared power to vote or to direct the vote:

                       O shares of Common Stock.

                 (iii) Sole power to dispose or to direct the disposition of:

                       354,182 shares of Common Stock, See Item 4(a) above.

                 (iv)  Shared power to dispose or to direct the disposition of:

                       0 shares of Common Stock.

ITEM 5.     Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.

            Not Applicable.

ITEM 6.     Ownership of More than Five Percent on Behalf of Another Person.

            If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940, or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

            Not Applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            If an parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 39(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of the relevant subsidiary.

            Not Applicable.

CUSIP No.399801 10 8                13G                       Page 5 of 6 Pages

ITEM 8.     Identification and Classification of Members of the Group.

            If a group has filed this schedule purusant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

            Not Applicable.

ITEM 9.     Notice of Dissolution of Group.

            Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to the transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

            Not Applicable.

ITEM 10.    Certification.


            The following certfication shall be included if the statement is filed pursuant to Rule 13d-1(b):

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in conection with or as a participant in any transaction having such purpose or effect.

            Not Applicable.

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CUSIP No.399801 10 8                13G                       Page 6 of 6 Pages


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                              02/12/98
                                                     ---------------------------
                                                                (Date)

                                                      /s/ Gerald M. Dunne, Jr.
                                                     ---------------------------
                                                              (Signature)

                                                          Gerald M. Dunne, Jr.
                                                     ---------------------------